UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ChinaCache International Holdings Ltd.

(Name of Issuer)

Ordinary shares of par value of $0.0001 per share

(Title of Class of Securities)

G21191 104

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Qiming Corporate GP, Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5

Sole Voting Power
41,561,784. Qiming Venture Partners, L.P. and Qiming GP, L.P. may also be deemed to have sole voting power with respect to 40,948,899 ordinary shares; Qiming Managing Directors Fund, L.P. may also be deemed to have sole voting power with respect to 612,885 ordinary shares. See Item 4.

	6	Shared Voting Power 0

7

Sole Dispositive Power
41,561,784. Qiming Venture Partners, L.P. and Qiming GP, L.P. may also be deemed to have sole dispositive power with respect to 40,948,899 ordinary shares; Qiming Managing Directors Fund, L.P. may also be deemed to have sole dispositive power with respect to 612,885 ordinary shares. See Item 4.

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 41,561,784 ordinary shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 10.8%

12	Type of Reporting Person CO

1	Names of Reporting Persons Qiming GP, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 40,948,899. Qiming Venture Partners, L.P. may also be deemed to have sole voting power with respect to 40,948,899 ordinary shares. See Item 4.

	6	Shared Voting Power 0

	7	Sole Dispositive Power 40,948,899. Qiming Venture Partners, L.P. may also be deemed to have sole dispositive power with respect to 40,948,899 ordinary shares. See Item 4.

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 40,948,899 ordinary shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 10.6%

12	Type of Reporting Person PN

1	Names of Reporting Persons Qiming Venture Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 40,948,899. Qiming GP, L.P. and Qiming Corporate GP, Ltd. may also be deemed to have sole voting power with respect to 40,948,899 ordinary shares. See Item 4.

	6	Shared Voting Power 0

	7	Sole Dispositive Power 40,948,899. Qiming GP, L.P. and Qiming Corporate GP, Ltd. may also be deemed to have sole dispositive power with respect to 40,948,899 ordinary shares. See Item 4.

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 40,948,899 ordinary shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 10.6%

12	Type of Reporting Person PN

Item 1(a).	Name of Issuer: ChinaCache International Holdings Ltd.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 6/F, Block A, Galaxy Plaza No. 10 Jiuxianqiao Road Middle, Chaoyang District Beijing, 100015 People's Republic of China

Item 2(a).	Name of Person Filing: Qiming Venture Partners, L.P. Qiming GP, L.P. Qiming Corporate GP, Ltd.
Item 2(b).

Address of Principal Business Office, or, if none, Residence:
The registered address of Qiming Venture Partners, L.P., Qiming GP, L.P. and Qiming Corporate GP, Ltd. is M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

Item 2(c).	Citizenship: Cayman Islands Qiming Venture Partners, L.P. Qiming GP, L.P. Qiming Corporate GP, Ltd.
Item 2(d).	Title of Class of Securities: Ordinary shares of par value of $0.0001 per share
Item 2(e).	CUSIP NO.: G21191 104

Item 3.	Not Applicable

Item 4.	Ownership

The following information with respect to the ownership of the ordinary shares of par value of $0.0001 per share of ChinaCache International Holdings Ltd. (the “Issuer”) by each of the reporting persons is provided as of December 31, 2010:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Qiming Venture Partners, L.P.	40,948,899	10.6%	40,948,899	0	40,948,899	0
Qiming GP, L.P.	40,948,899	10.6%	40,948,899	0	40,948,899	0
Qiming Corporate GP, Ltd.	41,561,784	10.8%	41,561,784	0	41,561,784	0

40,948,899 and 612,885 ordinary shares of the Issuer are held of record and beneficially owned by Qiming Venture Partners, L.P. and Qiming Managing Directors Fund, L.P., respectively. The general partner of Qiming Venture Partners, L.P. is Qiming GP, L.P., a Cayman Islands exempted limited partnership. The general partner of both Qiming Managing Directors Fund, L.P. and Qiming GP, L.P. is Qiming Corporate GP, Ltd., a Cayman Islands limited company. Each of Qiming GP, L.P. and Qiming Corporate GP, Ltd. may be deemed to beneficially own the shares beneficially owned or deemed to be beneficially owned by the entity to which it is the general partner.

The voting and investment power of the shares held by Qiming Venture Partners, L.P. and Qiming Managing Directors Fund, L.P. is exercised by the investment committee of Qiming Corporate GP, Ltd., which consists of Duane Kuang, Gary Rieschel, JP Gan and Robert Headley. Therefore, Duane Kuang, Gary Rieschel, JP Gan and Robert Headley exercise voting and investment powers over the shares held by the Reporting Persons and may be deemed to have beneficial ownership over all 41,561,784 shares reported herein. Each of , Duane Kuang, Gary Rieschel, JP Gan and Robert Headley disclaims beneficial ownership of the ordinary shares owned by Qiming Venture Partners, L.P. and Qiming Managing Directors Fund, L.P. except to the extent of such person’s own pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011

Qiming Corporate GP, Ltd.	By:	/s/ Robert Headley
Name: Robert Headley
Title: Managing Director

Qiming GP, L.P.	By:	/s/ Robert Headley
Name: Robert Headley
Title: Managing Director

Qiming Venture Partners, L.P.	By:	/s/ Robert Headley
Name: Robert Headley
Title: Managing Director

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement